File No. 70-09699


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U5S
                                  ANNUAL REPORT


                      For the year ended December 31, 2001


        Filed Pursuant to the Public Utility Holding Company Act of 1935

                                       by




                               KEYSPAN CORPORATION

              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201

KEYSPAN CORPORATION

FORM U5S - ANNUAL REPORT

For the Year Ended December 31, 2001


                          TABLE OF CONTENTS


                                                                       Page



ITEM 1.        SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
               DECEMBER 31, 2001

ITEM 2.        ACQUISITIONS OR SALES OF UTILITY ASSETS

ITEM 3.        ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF
               SYSTEM SECURITIES

ITEM 4.        ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM
               SECURITIES

ITEM 5.        INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

ITEM 6.        OFFICERS AND DIRECTORS

ITEM 7.        CONTRIBUTIONS AND PUBLIC RELATIONS

ITEM 8.        SERVICE, SALES AND CONSTRUCTION CONTRACTS

ITEM 9.        WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

ITEM 10.       FINANCIAL STATEMENTS AND EXHIBITS

 ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001

Note                 Meaning
-------              -----------

(a) The company is inactive, no reports have been prepared and the requested information is unavailable.

(b) The appropriately indented company above is the sole member and 100% owner; no Membership Interest certificates were issued.

(c) Pursuant to the Security and Exchange Commission's Order in connection with KeySpan Corporation's Application on Form U-1, as filed November 7, 2000, File No. 70-9641, Midland Enterprises Inc. and each of its subsidiaries are being divested by KeySpan Corporation and the requested information is unavailable.

(d)  The requested information is unavailable


ITEM 1.  SYSTEM  COMPANIES  AND  INVESTMENTS  THEREIN AS OF  DECEMBER  31,  2001
     (Continued)
Name of Company                                                     Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
                                                                        Owned                               ($000)           ($000)
                                                                   -------------       ------------        -----          ----------
KeySpan Corporation (KSC)                                              N/A                 N/A             N/A              N/A
   KeySpan Gas East Corporation (KGEC)                                 100 Shares          100             610,812          610,812
         Boundary Gas, Inc. (BGI)                                      (d)                 3.019           1                1
   KeySpan Corporate Services LLC (KCS)                                (b)                 100             26,491           26,491
   KeySpan Utility Services LLC (KUS)                                  (b)                 100             (1,987)          (1,987)
   KeySpan Generation LLC (KSG)                                        (b)                 100             216,006          216,006
   KeySpan Electric Services LLC (KES)                                 (b)                 100             35,207           35,207
   KeySpan Energy Trading Services LLC (KETS)                          (b)                 100             12,283           12,283
   KeySpan Energy Corporation (KEC)                                    100 Shares          100             743,410          743,410
      The Brooklyn Union Gas Co. (BUG)                                 100 Shares          100             1,035,795      1,035,795
          North East Transmission Co., Inc. (NETC)                     100 Shares          100             29,500           29,500
               Iroquois Gas Transmission System, L.P. (IGT)            (d)                 18.49           204,394         204,394



ITEM 1.  SYSTEM  COMPANIES  AND  INVESTMENTS  THEREIN AS OF  DECEMBER  31,  2001
(Continued)

                                                                    Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
Name of Company                                                      Owned                                ($000)           ($000)
 -------------                                                     -------------       ------------        -----          ----------
          Boundary Gas, Inc. (BGI)                                      (d)                   36.09          2               2
          Alberta Northeast Gas, Ltd. (ANG)                             (d)                   26             29,500          29,500
      KeySpan Natural Fuels, LLC (KNF)                                  (b)                   100            2,547           2,547
      Island Energy Services Co., Inc. (IESC)                           1,000 Shares          100            93              93
      Marquez Development Corp. (MDC)                                   4 Shares              100            (6,633)         (6,633)
      THEC Holdings Corp. (THECH)                                       100 Shares            100            339,782         339,782
          The Houston Exploration Co. (THEC)                            29,983,331 Shares     70             531,123         339,782
               Seneca-Upshur Petroleum, Inc. (SUP)                      100 Shares            100            (d)             (d)
       GEI Development Corp. (GEID)                                     100 Shares            100            (5,498)         (5,498)
       KeySpan Energy Development Corp.  (KEDC)                         100 Shares            100            305,564         305,564
          Broken Bridge Corp. (BBC)                                     10,000 Shares         100            403             403
          Energy North Realty, Inc. (ENR)                               500 Shares            100            478             478
          KeySpan North East Ventures Inc. (KNEV)                       1,500 Shares          100            4,810           4,810
               Northeast Gas Markets LLC (NGM)                          (d)                   90             2,504           2,504
          KeySpan Islander East Pipeline, LLC (KIEP)                    (b)                   100            972             972
          Honeoye Storage Corporation (HSC)                             (d)                   52.2           3,454           3,454
          Adrian Associates L.P. (AALP)                                 (d)                   33.66          5,942           5,942



ITEM 1.  SYSTEM  COMPANIES  AND  INVESTMENTS  THEREIN AS OF  DECEMBER  31,  2001
     (Continued)
                                                                    Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
Name of Company                                                      Owned                                ($000)            ($000)
 -------------                                                     -------------       ------------        -----          ----------
  KeySpan International Corp. (KIC)                                  10 Shares              100              122,013       122,013
       KeySpan C.I., LTD (KCI)                                       10 Partnership         100              117,097       117,097
                                                                     Shares
                           Premier Transmission Limited (PTL)        (d)                    24.5             9,936         9,936
                 KeySpan UK Limited (KUK)                            100 Shares             100              32,097        32,097
                        Premier Transmission Limited (PTL)           (d)                    25.5
                 Phoenix Natural Gas Limited (PNG)                   1,622,517              24.5             41,429        41,429
                                                                     Partnership Shares
       KeySpan C.I. II, LTD (KCIII)                                  10 Partnership         100              1,724         1,724
                                                                     Shares
                 Grupo Keyspan, S. de R.L. de C.V.  (GKS)            (d)                    99.9             349           349
                 FINSA Energeticos, S. de R.L. de C.V. (FINSA)       (d)                    50               1,375         1,375
  GTM Energy LLC (GTME)                                              (a)                    50               (a)           (a)
  KeySpan Cross Bay LLC (KCB)                                        (a)                    100              (a)           (a)
       Cross Bay Pipeline Co., LLC (CBPC)                            (a)                    25               (a)           (a)
  KeySpan Midstream LLC (KMLLC)                                      (b)                    100              244,276       244,276
       KeySpan CI Midstream Limited (KCIM)                           500 Partnership        100              6,729         6,729
                                                                     Shares
       KeySpan Luxembourg S.A.R.L. (KLSARL)                          (d)                    100              203,789       138,455


ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001 (Continued)


                                                                    Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
Name of Company                                                      Owned                                ($000)           ($000)
 -------------                                                     -------------       ------------        -----          ----------
   KeySpan Exploration and Production, LLC (KEP)                       (b)                     100          46,809          46,809
   KeySpan Engineering & Survey, Inc. (KESI)                           300 Shares              100          476             476
   KeySpan - Ravenswood, Inc. (KSR)                                    200 Shares              100          204,752         204,752
   KeySpan Ravenswood Services Corp. (KSRC)                            200 Shares              100          1,959           1,959
   KeySpan Services, Inc. (KSSI)                                       100 Shares              100          152,158         152,158
       KeySpan Business Solutions, LLC (KBS)                           (d)                     100          5,202           5,202
          Delta KeySpan, LLC (DKS)                                     10 Membership           100          7,331           7,331
                                                                       Interests
          Granite State Plumbing & Heating, LLC (GSPH)                 10,000 Membership       100          (d)             (d)
                                                                       Interests
          Northern Peabody, LLC (NPB)                                  10,000 Membership       100          (d)             (d)
                                                                       Interests
          KeySpan Energy Management, LLC (KEM)                         5,000 Shares            100          32,254          32,254
               R.D. Mortman, LLC (RDM)                                 (d)                     100          6,622           6,622
          Fourth Avenue Enterprise Piping, LLC (FAEP)                  100 Membership          100          8,089           8,089
                                                                       Interests
          WDF Inc. (WDF)                                               200 Shares              100          16,729          16,729
               KSI Contracting, LLC (KSIC)                             (d)                     100          (74,016)        (74,016)
               KSI Electrical, LLC (KSIE)                              (d)                     100          (d)             (d)



ITEM 1.  SYSTEM  COMPANIES  AND  INVESTMENTS  THEREIN AS OF  DECEMBER  31,  2001
(Continued)

                                                                    Number of          Percent of      Issuer Book       Owner's
                                                                   Common Shares       Voting Power        Value         Book Value
Name of Company                                                      Owned                                 ($000)          ($000)
 -------------                                                     -------------       ------------        -----         ----------
          KSI Mechanical, LLC (KSIM)                               (d)                    100             (d)               (d)
     Binsky & Snyder Service, LLC (BSS)                            1,455 Shares           100             1,395             1,395
     Binsky & Snyder, LLC (BSN)                                    13,256 Shares          100             18,385            18,385
          Binsky & Snyder Plumbing, LLC (BSP)                      (b)                    100             18,385            18,385
     Paulus, Sokolowski and Sartor, LLC (PSS)                      242,262 Mem. Int.      100             14,692            14,692
          KeySpan Engineering Associates, Inc. (KEA)               28,934 Shares          100             (1,125)           (1,125)
  KeySpan Communications Corp. (KCC)                               200 Shares             100             10,355            10,355
  KeySpan Energy Supply, Inc. (KSES)                               (d)                    100             7,272             7,272
  KeySpan Home Energy Services, LLC (KHES)                         100 Shares             100             (d)               (d)
     KeySpan Energy Services, Inc. (KSESI)                         100 Shares             100             27,986            27,986
     KeySpan Energy Solutions, LLC (KSESLLC)                       (b)                    100             5,149             5,149
          KeySpan Plumbing Solutions, Inc. (KPSI)                  10 Shares              100             (9,851)           (9,851)
          KeySpan Plumbing & Heating Solutions, LLC (KPHS)         (d)                    100             (43,439)          (43,439)
     KeySpan Home Energy Services (New England), LLC (KHESNE)      100 Shares             100             1,958             1,958
     Fritze KeySpan, LLC (FKS)                                     (b)                    100             11,584            11,584
          Active Conditioning, LLC (ACN)                           2,500 Shares           100             1,200             1,200
  KeySpan Technologies Inc. (KTI)                                  200 Shares             100             (743)             (743)



ITEM 1.  SYSTEM  COMPANIES  AND  INVESTMENTS  THEREIN AS OF  DECEMBER  31,  2001
(Continued)

                                                                    Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
Name of Company                                                      Owned                                ($000)            ($000)
 -------------                                                     -------------       ------------        -----          ----------
     MyHomeGate, Inc. (MHG)                                          (d)                  100               (d)             (d)
     KeySpan Telemetry Solutions, LLC (KTS)                          (d)                  100               (d)             (d)
  KeySpan MHK, Inc. (KMHK)                                           100 Shares           100               12,814          12,814
  Eastern Enterprises (EEN)                                          22,983,296 Shares    100               856,333         856,333
     Energy North Natural Gas, Inc. (EENGI)                          120,000 Shares       100               111,157         111,157
     Trangas Inc. (TRI)                                              32,000 Shares        100               10,022          10,022
     Boston Gas Company (BGC)                                        514,184 Shares       100               392,626         392,626
     Colonial Gas Company (CGC)                                      100 Shares           100               274,702         274,72
     Essex Gas Company (EGC)                                         100 Shares           100               48,364          48,364
     AMR Data Corporation (AMRD)                                     100 Shares           100               (505)           (505)
     Eastern Associated Securities Corp. (EAS)                       100 Shares           100               (7,039)         (7,039)
     Eastern Energy Systems Corp.  (EES)                             100 Shares           100               (2,774)         (2,774)
     Eastern Rivermoor Company, Inc. (ERC)                           100 Shares           100               (8)             (8)
     Eastern Urban Services, Inc. (EUS)                              100 Shares           100               (4,551)         (4,551)
     Midland Enterprises Inc. (MEI)                                  15.5 Shares          100               193,057         193,057
          Capital Marine Supply, Inc (CMS)                           50 Shares            100               (c)             (c)
          Chotin Transportation, Inc. (CTI)                          1,451 Shares         100               (c)             (c)



                                                                    Number of          Percent of      Issuer Book        Owner's
                                                                   Common Shares       Voting Power        Value          Book Value
Name of Company                                                      Owned                                 ($000)           ($000)
 -------------                                                     -------------       ------------        -----          ----------
       Eastern Associated Terminals Co (EATC)                        20 Shares            100              (c)               (c)
       Federal Barge Lines, Inc. (FBL)                               50,100 Shares        100              (c)               (c)
                 River Fleets, Inc. (RFI)                            100 Shares           100              (c)               (c)
       Hartley Marine Corp. (HMC)                                    10 Shares            100              (c)               (c)
       Minnesota Harbor  Service, Inc. (MHS)                         10 Shares            100              (c)               (c)
       The Ohio River Company (ORC)                                  100 Shares           100              (c)               (c)
                 The Ohio River Company Traffic Division, Inc.       10 Shares            100              (c)               (c)
                 (ORCD)
       The Ohio River Terminals Company (ORTC)                       20 Shares            100              (c)               (c)
       Orgulf Transport Co. (OGTC)                                   20 Shares            100              (c)               (c)
       Orsouth Transport Co. (OSTC)                                  20 Shares            100              (c)               (c)
       Port Allen Marine Service, Inc.  (PAMS)                       120,000 Shares       100              (c)               (c)
       Red Circle Transport Co. (RCT)                                20 Shares            100              (c)               (c)
       West Virginia Terminals, Inc. (WVT)                           100 Shares           100              (c)               (c)
  Mystic Steamship Corporation  (MSC)                                10 Shares            100              (745)             (745)
  PCC Land Company, Inc. (PCCL)                                      5,000 Shares         100              2,000             2,000
  Philadelphia Coke Co., Inc.  (PCCI)                                1,000 Shares         100              (1,776)           (1,776)
  Western Associated Energy Corp. (WEAC)                             100 Shares           100              (d)               (d)


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS
                                                 Brief Description
Name of Company          Consideration            of Transaction                             Location                 Exemption
-----------------------  -----------------        ----------------------                     -----------              -------------

None.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and                                                                                        Authorization
Description of Issues                 Date and Form of Transactions              Consideration            or Exemption
--------------------------            --------------------------------------     ------------------       ------------------

None.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                               Name of Company                                         Extinguished (EXT)
Name of Issuer and             Acquiring, Redeeming or                                 or Held (H) for                Authorization
Title of Issue                 Retiring Securities              Consideration          Further Disposition            or Exemption
------------------------       -------------------------------  -----------------      -------------------------      --------------

None.

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1.  Aggregate amount of investments in persons operating in the retail service area of KSC or of its subsidiaries.

                    Aggregate Amount of Investments           Number of                Description of
Name of             in Persons (Entities), Operating in       Persons                  Persons
Company             Retail Service Area of Owner              (Entities)               (Entities)
------------        --------------------------------------  --------------           -----------------

None.

2.  Securities owned not included in 1 above.

Name of                                   Nature of           Description           Number          Percent of            Owner's
Company        Name of Issuer         Issuers's Business      of Securities         of Shares       Voting Power          Book Value
------------   -------------------    ----------------------  ---------------      ------------     -----------------     ----------

None.

ITEM 6.  OFFICERS AND DIRECTORS

Part I.  As of December 31, 2001:

   Position                                 Code
   --------------                           -----------
   Director                                 D
   Chairman of the Board                    CB
   Vice Chairman of the Board               VCB
   President                                P
   Chief Executive Officer                  CEO
   Chief Operating Officer                  COO
   Chief Information Officer                CIO
   Executive Vice President                 EVP
   Senior Vice President                    SVP
   Vice President                           VP
   Controller                               C
   Secretary                                S
   Assistant Secretary                      AS
   Treasurer                                T
   Assistant Treasurer                      AT
   General Counsel                          GC
   Deputy General Counsel                   DGC
   Chief Financial Officer                  CFO
   Chief Accounting Officer                 CAO
   Manager                                  M
   Clerk                                    CL
   Assistant Clerk                          ACL
   Master Electrician                       ME
   Master Plumber                           MP
   Master Gas Fitter                        MGF

The principal business address of the officer's or director's listed below is the same as indicated in their respective company heading.

Note  Meaning
----  -----------

(a) The company is inactive, no reports have been prepared and the requested information is unavailable.

(b)  The requested information is unavailable.

(c) Pursuant to the Security and Exchange Commission's Order in connection with KeySpan Corporation's Application on Form U-1, as filed November 7, 2000, File No. 70-9641, Midland Enterprises Inc. and each of its subsidiaries are being divested by KeySpan Corporation and the requested information is unavailable.

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Robert B. Catell                                             CEO, CB
    Craig G. Matthews                                            VCB, COO
    Robert J. Fani                                               P
    Wallace P. Parker Jr.                                        P
    John A. Caroselli                                            EVP
    Anthony Nozzolillo                                           EVP
    Lenore F. Puleo                                              EVP
    Nickolas Stavropoulos                                        EVP
    Steven L. Zelkowitz                                          EVP, GC
    Gerald Luterman                                              SVP, CFO
    Ronald S. Jendras                                            VP, C, COO
    Richard A. Rapp, Jr.                                         VP, S, DGC
    Michael J. Taunton                                           VP, T
    Lilyan H. Affinito                                           D
    Andrea S. Christensen                                        D
    Howard R. Curd                                               D
    Donald H. Elliott                                            D
    Alan H. Fishman                                              D
    Vicki L. Fuller                                              D
    J. Atwood Ives                                               D
    James R. Jones                                               D
    James L. Larocca                                             D
    Stephen W. McKessey                                          D
    Edward D. Miller                                             D
    James Q. Riordan                                             D


KeySpan Gas East Corporation
175 East Old Country Road
Hicksville, New York 11801

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Wallace P. Parker Jr.                                        D, P, COO
   John F. Haran                                                VP
   Anne C. Jordan                                               VP, CFO
   Robert D. Ekholm                                             S
   Norma Y. Rodriguez                                           T
   Paul R. Nick                                                 C, CAO

KeySpan Corporate Services LLC
175 East Old Country Road
Hicksville, New York 11801

     Name and Principal Address                                   Position
     ------------------------------------                         -----------
     Lenore F. Puleo                                              M, D, EVP
     Robert B. Catell                                             M, CB, CEO
     Craig G. Matthews                                            M, P, COO
     Robert J. Fani                                               M, P
     Wallace P. Parker Jr.                                        M, P
     John A. Caroselli                                            M, EVP
     Chester R. Messer                                            M, EVP
     Anthony Nozzolillo                                           M, EVP
     Steven L. Zelkowitz                                          M, EVP, GC
     Joseph F. Bodanza                                            M, SVP
     Gerald Luterman                                              M, SVP, CFO
     David J. Manning                                             M, SVP
     H. Neil Nichols                                              M, SVP
     Cheryl T. Smith                                              M, SVP, CIO
     Colin P. Watson                                              M, SVP
     Elaine Weinstein                                             M, SVP
     William G. Bollbach III                                      M, VP
     Coleen A. Ceriello                                           M, VP
     Victor P. Courtien                                           M, VP
     Thomas P. Dargan                                             M, VP
     Jane A. Fernandez                                            M, VP
     Barbara Kates-Garnick                                        M, VP
     Louis A. Iannaccone                                          M, VP
     Ronald S. Jendras                                            M, VP, C, CAO
     Anne C. Jordan                                               M, VP
     Brian R. McCaffrey                                           M, VP
     Justin C. Orlando                                            M, VP
     Richard A. Rapp                                              M, VP, S, DGC
     Richard M. Siegel                                            M, VP
     Michael J. Taunton                                           M, VP, T

KeySpan Utility Services LLC
175 East Old Country Road
Hicksville, New York 11801

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Wallace P. Parker Jr.                                        M, D, P, COO
    Charles A. Daverio                                           M, VP
    Robert P. Moore                                              M, VP
    Richard A. Rapp                                              M, VP, S
    Michael J. Taunton                                           M, VP, T
    Ronald S. Jendras                                            M, VP, C, CAO

KeySpan Generation LLC
175 East Old Country Road
Hicksville, New York 11801

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Anthony Nozzolillo                                           M, D, P, COO
   James K. Brennan                                             M, VP
   Paul R. Nick                                                 M, C
   Richard A. Rapp                                              M, VP, S
   Michael J. Taunton                                           M, VP, T

KeySpan Electric Services LLC
175 East Old Country Road
Hicksville, New York 11801

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Anthony Nozzolillo                                           M, D, P, COO
    Werner J. Schweiger                                          M, VP
    Edward J. Youngling                                          M, VP
    Richard Rapp                                                 M, VP, S
    Michael J. Taunton                                           M, VP, T


The Brooklyn Union Gas Company
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Craig G. Matthews                                            D, P, COO
   Gerald Luterman                                              EVP, CFO
   Steven L. Zelkowitz                                          EVP, GC
   Susan L. Fleck                                               VP
   Ronald S. Jendras                                            VP, C, CAO
   Richard A. Rapp, Jr.                                         VP, S
   Michael J. Taunton                                           VP, T
   Steven A. Vitale                                             VP

North East Transmission Co., Inc.
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
             H. Neil Nichols                                    D, P
             Saiyed Zain Mirza                                  D, VP, T
             Howard A. Fichtel                                  C
             Colleen A. Meade                                   S
             Robert T. Guellich                                 AS
             Charles A. Daverio                                 D

Iroquois Gas Transmission System, L.P.
One Corporate Drive, Suite 606
Shelton, Connecticut 06448

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Craig R. Frew                                                P
    Paul Bailey                                                  VP, CFO
    Clifton E. Carothers                                         VP
    Jeffrey A. Bruner                                            VP, GC, S
    Reginald Babcock                                             D
    Bernie J. Bradley                                            D
    Henry E. Brown                                               D
    Charles Daverio                                              D
    Larry Downs                                                  D
    Jim Lane                                                     D
    Saiyed Zain Mirza                                            D
    John A. Rosenkranz                                           D
    Robert A.M. Young, Chairman                                  D


Boundary Gas, Inc.
100 Cummings Center, Suite 457G
Beverly, Massachusetts 01915

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Robert B. Catell                                             CB, D
   Michael S. Lucy                                              P
   William Luthern                                              VP
   Frederick M. Lowther                                         VP, GC
   Fedric Leble                                                 T
   Lawrence Smith                                               S, D
   E. Peter Lougheed                                            D

Alberta Northeast Gas, Ltd.
100 Cummings Center, Suite 457G
Beverly, Massachusetts 01915

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Robert B. Catell                                             CB, D
    Michael S. Lucy                                              P
    William Luthern                                              VP
    Frederick M. Lowther                                         VP, GC
    Fedric Leble                                                 T
    Lawrence Smith                                               S, D
    E. Peter Lougheed                                            D

KeySpan Natural Fuels, LLC
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              P, D
   Saiyed Zain Mirza                                            VP, D
   Michael J. Nilsen                                            T, C
   Colleen A. Meade                                             S
   Robert T. Guellich                                           AS


Island Energy Services Co., Inc.
175 East Old Country Road
Hicksville, New York 11801

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Edward J. Youngling                                          P, D
   Joseph G. Pradas,                                            VP
   Timothy P. Kiernan                                           T
   Alfred C. Bereche                                            S, GC

Marquez Development Corp.
175 East Old Country Road
Hicksville, New York 11801

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Edward J. Youngling                                          P, D
   David B. Doxsee                                              T
   Alfred C. Bereche                                            S, GC


THEC Holdings Corp
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              P, D
   Saiyed Zain Mirza                                            VP, CFO, D
   Michael J. Nilsen                                            T, C
   Colleen A. Meade                                             S
   Robert T. Guellich                                           AS
   Robert Catell                                                D

The Houston Exploration Co.
1100 Louisiana, Suite 2000
Houston, Texas 77002

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  William G. Hargett                                           P, CEO, D
  Charles W. Adcock                                            SVP, M
  Steven L. Muller                                             SVP, M
  Tracy Price                                                  SVP
  Thomas E. Schwartz                                           VP
  James F. Westmoreland                                        VP, C, CAO, S
  Robert B. Catell                                             CB, D
  James Q. Riordan                                             D
  Russell D. Gordy                                             D
  Craig G. Matthews                                            D
  Gordon F. Ahalt                                              D
  David G. Elkins                                              D
  H. Neil Nichols                                              D
  Gerald Luterman                                              D


Seneca-Upshur Petroleum, Inc.
Route 33 West, P.O. Box 2048
Buckhannon, West Virginia 26201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   James G. Floyd                                               P, D
   James F. Westmoreland                                        VP, S, D
   Charles Adcock                                               VP, D
   Randall J. Fleming                                           VP, D

GEI Development
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              P, D
   Saiyed Zain Mirza                                            VP, D
   Colleen A. Meade                                             S
   Robert T. Guellich                                           AS
   Anne C. Jordan                                               D
   Michael J. Nilsen                                            T, C

KeySpan Energy Development Corp.
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Robert B. Catell                                             CEO, D
   H. Neil Nichols                                              P, D
   Howard A. Kosel                                              SVP
   Saiyed Zain Mirza                                            SVP
   Joseph G. Pradas                                             VP
   Joseph A. Vaszily                                            VP
   Michael J. Nilsen                                            VP, T, C
   Robert D. Ekholm                                             S
   Charles A. Daverio                                           D
   Robert J. Fani                                               D
   Frederick M. Lowther                                         D
   Gerald Luterman                                              D
   James A. Rooney                                              D

Broken Bridge Corp.
1260 Elm Street
Manchester, New Hampshire 03105

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Richard A. Rapp, Jr.                                         S, D
   Steven L Zelkowitz                                           D


Energy North Realty, Inc.
1260 Elm Street
Manchester, New Hampshire 03105

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Richard A. Rapp, Jr.                                         S, D
   Steven L. Zelkowitz                                          D


KeySpan North East Ventures Inc.
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Edward J. Sondey                                             P, D
   Edwin P. Anderson                                            VP
   Anne C. Jordan                                               T, AS
   Robert D. Ekholm                                             S
   Robert B. Catell                                             D
   Charles A. Daverio                                           D

   Frederick M. Lowther                                         D
   Michael S. Lucy                                              D
   H. Neil Nichols                                              D


Northeast Gas Markets LLC
100 Cummings Center, Suite 457G
Beverly, MA 01915

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Michael S. Lucy                                              P, CEO, D
   Daniel A. Collins                                            VP
   Fredric C. Lebel                                             C
   Anne C. Jordan                                               T
   Robert D. Ekholm                                             S
   Robert B. Catell                                             D
   H. Neil Nichols                                              D


KeySpan Islander East Pipeline, LLC
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  H. Neil Nichols                                              P, D
  Saiyed Zain Mirza                                            VP
  Joseph Vaszily                                               VP
  Michael Nilsen                                               T, C
  Colleen A. Meade                                             S


Islander East Pipeline Company, LLC
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    KeySpan Islander East Pipeline, LLC                          M
    Algonquin Islander East Company, LLC                         M


Honeoye Storage Corporation
One State Street, Suite 2000
Boston, Massachusetts 02109

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  David A.T. Donohue                                           P, D
  James Smoot                                                  VP
  Richard A. Norman                                            VP

    Jacek Makowski                                               VP, S, D
    Peter Metzger                                                AS
    H. Neil Nichols                                              D
    Joseph Vaszily                                               D
    Charles Daverio                                              D
    Joseph Oates                                                 D


Adrian Associates L.P.

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (a)                                                          (a)



KeySpan International Corp.
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              P, D
   Saiyed Zain Mirza                                            VP, D
   Joseph G. Pradas                                             VP
   Joseph A. Vaszily                                            VP
   Michael J. Nilsen                                            T, C
   Colleen A. Meade                                             S


KeySpan C.I., LTD
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    H. Neil Nichols                                              CB, D
    Joseph A. Vaszily                                            VP
    Michael J. Nilsen                                            T, C
    Colleen A. Meade                                             S
    Robert B. Catell                                             D
    James A. Rooney                                              D


KeySpan UK Limited
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   James A. Rooney                                              CB, D
   Colleen A. Meade                                             S

    Robert B. Catell                                             D
    Frederick M. Lowther                                         D
    H. Neil Nichols                                              D

Premier Transmission Limited
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Martin Plackett                                              D
  James A. Rooney                                              D
  Brian Burgess                                                CB
  Christopher Aspden                                           M


Phoenix Natural Gas Limited
19 Clarendon Road, Clarendon Dock
Belfast BT1 3BG

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Patrick Montgomery                                           CB, D
   Christopher Murray                                           CEO, D
   Brian Burgess                                                D
   Les Dawson                                                   D
   Martin Plackett                                              D
   James A. Rooney                                              D


KeySpan C.I. II, LTD
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              CB, D
   Joseph A. Vaszily                                            VP
   Michael J. Nilsen                                            T, C
   Colleen A. Meade                                             S
   Robert B. Catell                                             D
   James A. Rooney                                              D


Grupo KeySpan, S. de R.L. de C.V.
Paseo de Los Tamarineos No. 400A - P
Col. BaoquesdelasLo Mexico, D.F. 05120

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              CB, D
   David S. Milne, Jr.                                          VP, S
   Joseph A. Vaszily                                            AS, D

FINSA Energeticos, S. de R.L. de C.V.
Paseo del la Reforma 300, Piso 14
Col. Juarez Mexico, D.F. 06600

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Sergio Arguelles Guiterrez                                   P, D
   Sergio Arguellas Gonzalez                                    D
   James R. Jones                                               D
   H. Neil Nichols                                              D
   Sergio Palizio                                               D
   Kenneth Taylor                                               D


GTM Energy LLC
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (a)                                                          (a)



KeySpan Cross Bay LLC
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    H. Neil Nichols                                              P
    Joseph A. Vaszily                                            VP
    Michael J. Nilsen                                            T
    Colleen A. Meade                                             S


Cross Bay Pipeline Co., LLC
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (a)                                                          (a)


KeySpan Midstream LLC
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              D, P
   Saiyed Zain Mirza                                            D, VP
   Joseph A Vaszily                                             D, VP

   Michael J. Nilsen                                            T, C
   Colleen A. Meade                                             S


KeySpan CI Midstream Limited
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    H. Neil Nichols                                              P, D
    Saiyed Zain Mirza                                            VP, D
    Joseph A. Vaszily                                            VP, D
    Michael J. Nilsen                                            T, C
    Colleen A. Meade                                             S

KeySpan Luxembourg S.A.R.L.
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    H. Neil Nichols                                              P, D
    Saiyed Zain Mirza                                            VP, D
    Joseph A. Vaszily                                            VP, D
    Michael J. Nilsen                                            T, C
    Colleen A. Meade                                             S


KeySpan Exploration and Production, LLC
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   H. Neil Nichols                                              P
   Saiyed Zain Mirza                                            VP, CFO
   Michael J. Nilsen                                            T
   Colleen A. Meade                                             S
   Robert T. Guellich                                           C


KeySpan Engineering & Survey, Inc.
175 East Old Country Road
Hicksville, New York 11801

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Robert M. Kascsak, P.E.                                      CEO
   Roy D. Hunt, L.S.                                            CEO
   Ronald S. Jendras                                            VP, C, CAO
   Richard A. Rapp, Jr.                                         S

    Michael J. Taunton                                           T
    Anthony Nozzolillo                                           D


KeySpan-Ravenswood, Inc.
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    Howard A. Kosel, Jr.                                         P, D
    Richard A. Rapp, Jr.                                         VP, S
    Michael J. Taunton                                           VP, T
    Robert T. Guellich                                           AS, AT
    Paul R. Nick                                                 C


KeySpan Ravenswood Services Corp.
One MetroTech Center
Brooklyn, New York 11201

    Name and Principal Address                                   Position
    ------------------------------------                         -----------
    James K. Brennan                                             P, D
    Richard A. Rapp, Jr.                                         VP, S
    Michael J. Taunton                                           VP, T
    Robert T. Guellich                                           AS, AT
    Paul R. Nick                                                 C


KeySpan Services, Inc.
One MetroTech Center
Brooklyn, New York 11201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Robert J. Fani                                               P, CEO, D
   Lawrence S. Dryer                                            SVP, CFO
   Claude W. Hayes                                              SVP
   Frank L. LaRocca                                             SVP, CIO
   Anthony J. Sartor                                            SVP
   Michael A. Walker                                            SVP, GC
   Kevin R. Parker                                              C
   Robert D. Ekholm                                             S
   Robert B. Catell                                             D
   Alan H. Fishman                                              D
   Richard P. Kundrat                                           D
   Gerald Luterman                                              D
   Stephen W. McKessy                                           D
   Edward D. Miller                                             D

KeySpan Business Solutions, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Anthony J. Sartor                                            P, D
   Joseph E. Hajjar                                             SVP, CFO
   Marily Lennon                                                SVP
   Thomas E. Bonacuso                                           SVP
   David M. Hagan                                               VP
   Anthony P. Saccomanno                                        VP
   James A. LaMaire                                             VP
   Steven M. Eber                                               VP
   Robert D. Ekholm                                             S
   Robert J. Fani                                               CB
   Lawrence S. Dryer                                            D


Delta KeySpan, LLC
83 Vermont Avenue, Building #5
Warwick, Rhode Island  02888

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Bruce A. Bookbinder                                          P, D
   David M. Greenberg                                           SVP, T
   Raymond J. Keough                                            SVP
   John Smith                                                   VP
   Robert D. Ekholm                                             S
   Michael Babbitt                                              AS
   Ronald H. Lavoie                                             AS
   Robert Rachiele                                              AS
   Dennis P. Reddy                                              AS
   David Sands                                                  AS
   Kimberly Bookbinder                                          AT
   Anthony J. Sartor                                            CB
   Lawrence S. Dryer                                            D


Granite State Plumbing & Heating, LLC
546 Mast Road
Goffstown, New Hampshire 03045

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Gerard D. Perron                                             P, AT, D
   Kenneth E. Duchesne                                          VP
   David M. Greenberg                                           VP
   Brian M. Davitt                                              C, AS
   Robert D. Ekholm                                             S
   Anthony J. Sartor                                            CB

   Bruce A. Bookbinder                                          D
   Lawrence S. Dryer                                            D


Northern Peabody, LLC
25 Depot Street
Manchester, New Hampshire 03101

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  John E. Doherty                                              P, T, D
  Andrew Arsenault                                             VP
  Robert A. Filteau                                            VP
  Lauren A. Devlin                                             C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Bruce A. Bookbinder                                          D
  Lawrence S. Dryer                                            D


KeySpan Energy Management, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Thomas E. Bonacuso                                           P
  Anthony P. Saccomanno                                        VP, C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D


R.D. Mortman, LLC
100 Leuning Street
South Hackensack, New Jersey 07606

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Leopoldo S. Manzi                                            P
  Joseph E. Hajjar                                             VP, C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

Fourth Avenue Enterprise Piping, LLC
337 38th Street
Brooklyn, New York 11232

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Edward English                                               P, T, D
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D


WDF, Inc.
30 North MacQuesten Pawkway
Mt. Vernon, New York 10550

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Lawrence Roman                                               P, D
  Herbert Greenberg                                            COO
  Robert Goldin                                                SVP
  Robert Greenberg                                             SVP
  John Stacom                                                  SVP
  Diana DiNunzio                                               C
  Robert D. Ekholm                                             S
  Barbara McDonald                                             AS
  Marguerite Nowlin                                            AS
  Dina Figueiredo                                              AS
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

KSI Contracting, LLC
One Market Yard
Freehold, New Jersey 07728

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Thomas A. Farina                                             P
  Anthony A. Gianicco                                          VP
  Gregory B. Carlo                                             C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

KSI Electrical, LLC
One Market Yard
Freehold, New Jersey 07728

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Thomas A. Farina                                             P
  Anthony A. Gianicco                                          VP

  Gregory B. Carlo                                             C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

KSI Mechanical, LLC
One Market Yard
Freehold, New Jersey 07728

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Thomas A. Farina                                             P
  Anthony A. Gianicco                                          VP
  Gregory B. Carlo                                             C
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

Binsky & Snyder Service, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Michael R. Rapp                                              P
  Robert B. Snyder, Jr.                                        VP
  Frank J. Sullivan                                            VP, T, AS
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D
  Robert B. Snyder                                             D

Binsky & Snyder, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Robert B. Snyder                                             P, D
  Philip J. Andreoli                                           VP
  William J. McKean                                            VP
  Robert B. Snyder, Jr.                                        VP
  Frank J. Sullivan                                            VP, T, AS
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

Binsky & Snyder Plumbing, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Robert B. Snyder                                             P, D
  Frank J. Sullivan                                            VP, T, AS
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D

Paulus, Sokolowski and Sartor, LLC
67A Mountain Blvd. Ext.
Warren, New Jersey 07059

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  William Paulus, Jr.                                          P, D
  Philip A. Falcone                                            SVP, CE, T
  Joseph J. Fleming                                            SVP
  Michael M. Gennaro                                           SVP, COO, AS
  Michael A. Belikoff                                          VP
  Michael J. Brinker, Jr.                                      VP
  Walter W. Burke                                              VP
  Michael P. Cohen                                             VP
  Andrew R. Davis                                              VP
  Steven F. DeRochi                                            VP
  Todd R. Heacock                                              VP
  Geoffrey R. Lanza                                            VP
  Joseph J. Lifrieri                                           VP
  Frank J. Mescall                                             VP
  Bhawani Mukherjee                                            VP
  Joseph Witt                                                  VP, CFO
  Emad Youssef                                                 VP
  Robert D. Ekholm                                             S
  Anthony J. Sartor                                            CB
  Lawrence S. Dryer                                            D
  Howard A. Kosel, Jr.                                         D


KeySpan Engineering Associates, Inc.
67A Mountain Blvd. Ext.
Warren, New Jersey 07059

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Phlilip A. Falcone                                           P, CEO, D
  Robert J. Braun                                              VP, D
  Michael M. Gennaro                                           VP, VCB
  Anthony P. Saccomanno                                        VP, C
  Joseph Witt                                                  VP, T

  Robert D. Ekholm                                             S
  Andrew R. Davis                                              AS
  William Paulus, Jr.                                          CB

KeySpan Communications Corp.
201 Old Country Road
Melville, New York 11747

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Robert J. Fani                                               P, CB
  Jason M. Cohen                                               VP
  Anthony P. Saccomanno                                        VP, C
  Robert D. Ekholm                                             S
  Lawrence S. Dryer                                            D


KeySpan Energy Supply, Inc.
303 Merrick Road, Suite 501
Lynbrookt, New York 11563

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Robert J. Fani                                               P, CEO, CB
  Ronald G. Lukas                                              SVP, D
  Lawrence S. Dryer                                            T, D
  Fred K. Yam                                                  C
  Robert D. Ekholm                                             S


KeySpan Home Energy Services, Inc.
14-04 111th Street
College Point, New York 11356

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Claude W. Hayes                                              P, D
  Lawrence S. Dryer                                            CFO, D
  Joseph J. Marazzo                                            VP, COO
  Lucille E. Stypulkowski                                      C
  Robert D. Ekholm                                             S
  Robert J. Fani                                               CB


KeySpan Energy Services, Inc.
14-04 111th Street
College Point, New York 11356

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Ronald G. Lukas                                              P, CB
  John Sutherland                                              VP

  Fred K. Yam                                                  C
  Robert D. Ekholm                                             S
  Lawrence S. Dryer                                            D
  Claude W. Hayes                                              D


KeySpan Energy Solutions, LLC
14-04 111th Street
College Point, New York 11356

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Claude W. Hayes                                              P, CB
  Patrick J. Cullinan                                          VP
  Joseph J. Marazzo                                            VP
  Lucille E. Stypulkowski                                      C
  Charles W. D'Agostino                                        AC
  Robert D. Ekholm                                             S
  Lawrence S. Dryer                                            D

KeySpan Plumbing Solutions, Inc.
222-40 96th Avenue
Queens Village, New York 11429

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Claude W. Hayes                                              P, CB
  Lucille E. Stypulkowski                                      T
  Robert D. Ekholm                                             S
  Patrick J. Cullinan                                          D
  Lawrence S. Dryer                                            D

KeySpan Plumbing & Heating Solutions, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Joseph J. Marazzo                                            P, D
  Michael Tumminello                                           VP, D
  Lucille E. Stypulkowski                                      T, AS
  Robert D. Ekholm                                             S
  Claude W. Hayes                                              CB
  Lawrence S. Dryer                                            D

KeySpan Home Energy Services (New England), LLC
62 Second Avenue
Burlington, Massachusetts 01803

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Francis J. Coleman                                           P, AT, D

   Paul J. Ruggiero                                             VP, T
   Kevin Caddell                                                VP, AC
   Peter R. Raymond                                             ME
   Andrew W. Fleming                                            MP, MGF
   Lucille E. Stypulkowski                                      C
   Robert D. Ekholm                                             CL
   Claude W. Hayes                                              CB
   Lawrence S. Dryer                                            D

Fritze KeySpan, LLC
10 School Street
Whippany, New Jersey 07981

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Kenneth Fritze                                               P, D
   Arthur Bock                                                  VP
   Michael Bradley                                              VP
   Kenneth Bauer                                                VP
   Lucille E. Stypulkowski                                      C
   Robert D. Ekholm                                             S
   Claude W. Hayes                                              CB
   Lawrence S. Dryer                                            D

Active Conditioning, LLC
84 Mayfield Avenue, P.O. Box 6390
Edison, New Jersey 08818

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Claude W. Hayes                                              CEO, CB
  Lawrence S. Dryer                                            VP, D
  Kenneth Fritze                                               VP
  Joseph J. Marazzo                                            VP
  Lucille E. Stypulkowski                                      C
  Robert D. Ekholm                                             S

KeySpan Technologies Inc.
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Cheryl T. Smith                                              P, D
  H. Neil Nichols                                              EVP
  Colin Watson                                                 SVP
  Thomas Morgan                                                SVP
  Norma Rodriguez                                              T
  Denis Burgoyne                                               C
  Robert Ekholm                                                S

MyHomeGate, Inc.
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Cheryl T. Smith                                              P, D
  Daniel Crespo-Dubie                                          VP
  Richard A. Rapp, Jr.                                         VP, S
  Michael J. Taunton                                           VP, T

KeySpan Telemetry Solutions, LLC
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Colin P. Watson                                              P
  Larry Gelbein                                                VP
  David Doxsee                                                 VP
  Richard A. Rapp, Jr.                                         VP, S
  Cheryl T. Smith                                              D

KeySpan MHK, Inc.
One MetroTech Center
Brooklyn, New York 11201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Cheryl T. Smith                                               P, D
  Michael J. Taunton                                           T
  Richard A. Rapp, Jr.                                         S

Eastern Enterprises
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Chester R. Messer                                            P, COO, D
  Joseph F. Bodanza                                            SVP
  Richard A. Rapp, Jr.                                         S, D
  Richard A. Visconti                                          AS
  Steven L. Zelkowitz                                          D

EnergyNorth Natural Gas, Inc.
One Beacon Street
Boston, Massachusetts 02018

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Chester R. Messer                                            D, P, COO
  Joseph F. Bodanza                                            SVP
  Dennis W. Carroll                                            VP, C

  Ellen M. Greim                                               VP
  George B. Jongeling                                          VP
  William R. Luthern                                           VP
  Richard R. Rapp, Jr.                                         VP, S
  Michael J. Taunton                                           VP, T
  Richard A. Visconti                                          CL

Transgas, Inc.
87 Industrial Avenue East
Lowell, Massachusetts 01852

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Victor W. Baur                                               D
  H. Neil Nichols                                              D
  Saiyed Zain Mirza                                            D

Boston Gas Company
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Chester R. Messer                                            P, COO, D
  Nickolas Stavropoulos                                        SVP
  Joseph F. Bodanza                                            SVP
  Dennis W. Carroll                                            VP, C
  Ellen M. Greim                                               VP
  George B. Jongeling                                          VP
  William R. Luthern                                           VP
  Richard A. Rapp, Jr.                                         VP, S
  Michael J. Taunton                                           VP, T
  Richard A. Visconti                                          CL

Essex Gas Company
One Beacon Street
Boston, Massachusetts 02108

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Chester R. Messer                                            P, COO, D
   Nickolas Stavropoulos                                        SVP
   Joseph F. Bodanza                                            SVP
   Dennis W. Carroll                                            VP, C
   Ellen M. Greim                                               VP
   George B. Jongeling                                          VP
   William R. Luthern                                           VP
   Richard A. Rapp, Jr.                                         VP, S
   Michael J. Taunton                                           VP, T
   Richard A. Visconti                                          CL

AMR Data Corporation
One Beacon Street
Boston, Massachusetts 02108

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Susan Houghton-Fenton                                        P
   Michael J. Nilsen                                            T
   Richard A. Rapp, Jr.                                         S
   Amy Thomas                                                   CL
   Richard A. Viscont                                           ACL
   Darlene Bates                                                C
   H. Neil Nichols                                              D


Eastern Associated Securities Corp.
One Beacon Street
Boston, Massachusetts 02108

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   Nickolas Stavropoulos                                        P, D
   Joseph F. Bodanza                                            T
   Richard A. Rapp, Jr.                                         Cl
   Richard A. Viscont                                           ACL

Eastern Energy Systems Corp.*
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (a)                                                          (a)


Eastern Rivermoor Company, Inc.
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  Nickolas Stavropoulos                                        P, D
  Joseph F. Bodanza                                            T
  Richard A. Rapp, Jr.                                         CL
  Richard A. Viscont                                           ACL

Eastern Urban Services, Inc.
One Beacon Street
Boston, Massachusetts 02108

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (b)                                                          (b)


Midland Enterprises Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  R. Faillo                                                    P, D

  T. J. Schmidt                                                VP, GC, S
  C. J. Gerrein                                                VP, CIO
  E. F. Gebhardt                                               VP
  C. J. Ludwig                                                 C
  W. M. Twombly                                                T
  R. C. Agricola                                               AT
  L. L. Fleming                                                AS
  S. Z. Mirza                                                  D
  H. N. Nichols                                                D
  M. Nilsen                                                    D

Capital Marine Supply, Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


Chotin Transportation, Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


Eastern Associated Terminals Co.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


Federal Barge Lines, Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


River Fleets, Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)

Hartley Marine Corp.
300 Pike Street
P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)



Minnesota Harbor Services, Inc.
300 Pike Street
P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


The Ohio River Company
300 Pike Street
P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


The Ohio River Terminals Company
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


Orgulf Transport Co.
300 Pike Street
P.O. Box 1460
Cincinnati, Ohio 45201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (c)                                                          (c)


Orsouth Transport Co.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)

Port Allen Marine Service, Inc. *
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (c)                                                          (c)


Red Circle Transport Co.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


West Virginia Terminals, Inc.
300 Pike Street, P.O. Box 1460
Cincinnati, Ohio 45201

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (c)                                                          (c)


Mystic Steamship Corporation*
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (a)                                                          (a)


PCC Land Company, Inc.
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (b)                                                          (b)


Philadelphia Coke Co., Inc.
One Beacon Street
Boston, Massachusetts 02108

  Name and Principal Address                                   Position
  ------------------------------------                         -----------
  (a)                                                          (a)


Western Associated Energy Corp.*
One Beacon Street
Boston, Massachusetts 02108

   Name and Principal Address                                   Position
   ------------------------------------                         -----------
   (a)                                                          (a)



*  Inactive company


Part II. Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

                                                                        Position
                               Name and Location                         Held in                       Applicable
Name of Officer                   of Financial                          Financial                      Exemption
or Director                         Institution                         Institution                         Rule
---------------------          ------------------------                 -------------                  --------------
Donald H. Elliott              Independence Community Bank              Trustee                        70(a)
                                   Corp.
                               Brooklyn, New York

                               Independence Community Bank              Director                       70(a)
                               Brooklyn, New York

Alan H. Fishman                Independence Community Bank
                                   Corp.                                President and
                               Brooklyn, New York                       Chief Executive Officer        70(a)

                               Chemical Bank                            Senior Vice President          70(a)
                                Midland, Michigan



ITEM 6. (continued)

Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10- K with respect to items (a) through (f) follow:

(a) COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The directors will receive the following compensation, effective April 1, 2002:

-    Non-employee and consulting directors:

          $30,000 annual retainer;

          $1,500 meeting fee for each meeting of the Board of Directors and each meeting of a committee of the Board of Directors attended (directors attending more than one meeting on the same day shall be paid only one meeting fee for that day); $4,000 committee chairman retainer; and

          Options to purchase 4,600 shares of KeySpan Common Stock (granted March 1, 2002).

-    Employee directors:

          Receive no additional compensation for serving on the Board or its committees.

The Board of Directors has adopted the Directors' Deferred Compensation Plan to directly align the non-employee directors' and consulting directors' financial interest with those of the shareholders. The Directors' Deferred Compensation Plan requires all non-employee directors and consulting directors to defer a minimum of 50% of their cash compensation as directors or consulting directors in exchange for Common Stock equivalents. Common Stock equivalents are valued by utilizing the lowest of either (i) the average of the high and low price per share of KeySpan Common Stock on the first trading day of the calendar quarter or (ii) the average of the high and low price per share of KeySpan Common Stock on the last trading day of the calendar quarter, in which contributions are received. Compensation not subject to mandatory deferral into a Common Stock equivalent account may, at the director's or consulting director's option, be deferred into a cash account bearing interest at the prime rate. Upon retirement, death or termination of service as a director, all amounts in a director's or consulting director's Common Stock equivalent account and cash account shall, at the director's or consulting director's election, (i) be paid in a lump sum in cash; (ii) be deferred for up to five years; and/or (iii) be paid in the number of annual installments, up to ten, specified by the director or consulting director.

Executive Compensation

Summary Compensation Table

The following table presents the annual compensation paid to the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers").


                                           Annual Compensation                    Long-Term Compensation
                                          ---------------------         ----------------------------------------
                                                                        Restricted
                                                                          Stock           Shares           LTIP
                                          Salary          Bonus          Award(s)       Underlying        Payouts     All Other Comp
           Name              Year          ($)             ($)(1)          ($)           Options            ($)             ($)(2)
           ----              ----          ---             ----            ---           -------            ---              ----
Robert B. Catell             2001        860,669         901,228            0             267,000             0            20,444
Chairman & CEO               2000        786,000         336,000            0            568,800              0            22,817
                             1999        700,000         317,665         343,643         696,000              0            25,673
Craig G. Matthews(3)         2001        586,153         486,974         790,000(4)      124,000              0            21,175
Vice Chairman                2000        506,000         246,690            0            234,400(5)           0            15,627
   & COO                     1999        445,833         153,758         286,250(4)      355,000(6)           0            14,618
Robert J. Fani               2001        361,667         247,203            0             78,200              0             3,651
President, KeySpan           2000        300,417          95,935            0            129,400              0             3,628
   Energy Services and       1999        250,000          59,569            0            146,000              0               578
   Supply
Wallace P. Parker Jr.        2001        360,834         243,314            0             78,200              0             6,490
President, KeySpan           2000        300,250          95,168            0            129,400              0             5,424
   Energy Delivery           1999        248,000          62,340            0            146,000              0             3,711
Gerald Luterman              2001        330,486          259,360           0             60,000              0            14,539
Executive Vice               2000        318,333          120,000           0            131,800              0            14,596
President & CFO              1999        127,308(7)             0           0            100,000              0             7,593
---------------------------  ------- ---------------  --------------  -------------- ----------------  ----------------  -----------

FOOTNOTES:

(1) Bonus awards paid each year are attributable to performance during the previous year.

(2) Amounts are comprised of the cost of life insurance paid by KeySpan and allocated to the Named Executive Officers for income tax purposes during 2001, 2000 and 1999.

(3) Effective March 1, 2002, Mr. Matthews has retired as an officer and director of the Company. (4) Mr. Matthews has forfeited his restricted stock awards as a result of his retirement.

(5) Includes 75,000 unvested stock options that Mr. Matthews has forfeited as a result of his retirement.

(6) Includes 45,000 unvested stock options that Mr. Matthews has forfeited as a result of his retirement.

(7)  Mr. Luterman was hired by the Company in July 1999.

(b) OWNERSHIP IN SECURITIES

Stock Option Grants Table

The following table provides information on stock option grants during 2001 for the Named Executive Officers and the grant date present value of such officers' unexercised options at December 31, 2001:


                                                       Percent of
                                  Number of              Total                                                       Grant Date
                                 Securities            Number of            Option                                     Present
                                 Underlying             Options            Exercise                                   Value of
                                   Options             Granted to           Price             Expiration              Options(2)
          Name                    Granted(1)           Employees          ($/Share)              Date                    ($)
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------
R.B. Catell                        267,000               11.84              39.50            Feb. 12, 2011            1,412,430
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------
C.G. Matthews                      124,000                5.49              39.50            Feb. 12, 2011             655,960
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------
R.J. Fani                          60,000                 2.66              39.50            Feb. 12, 2011             317,400
                           -------------------------  ----------------------- ------------------  ---------------- -----------------
                                   18,200                 .80               36.59            July 1, 2011              96,278
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------
W.P. Parker Jr.                    60,000                 2.66              39.50            Feb. 12, 2011             317,400
                           -------------------------  ----------------------- ------------------  ---------------- -----------------
                                   18,200                 .80               36.59            July 1, 2011              96,278
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------
G. Luterman                        60,000                 2.66              39.50            Feb. 12, 2011             317,400
-------------------------  ----------------------- ------------------  ---------------- -----------------------  -------------------

(1) Options vest ratably over a five-year period with the first one-fifth having vested on February 13, 2002 (accelerated vesting in third year applies upon achievement of certain prescribed goals).

(2) Options have been valued using the Black-Scholes option pricing model adapted to reflect the specific provisions of the Company's Incentive Plan and related assumptions regarding exercisability. The values shown are theoretical and do not necessarily reflect the actual values that may be realized upon the future exercise of the options. Any actual value will result to the extent that the market value of the Common Stock at a future date exceeds the exercise price. Assumptions for modeling are based on the dividend yield, risk-free rate of return, standard deviation of prices over a relevant period as of the grant date and the expected lives of the options.

Stock Option Exercises Table

The following table provides information on aggregated option exercises in 2001 and fiscal year end option values for the Named Executive Officers:


                  Shares                       Number of Securities Underlying                      Value of In-The-Money
                 Acquired                  Unexercised Options at Fiscal Year End                Options at Fiscal Year End
                    on          Value
       Name      Exercise     Realized     Exercisable   Unexercisable    Total      Exercisable     Unexercisable        Total
------------------------------------------------------------------------------------------------------------------------------------
R.B. Catell              0            $0    906,467        710,334      1,616,801    $6,402,739        $4,960,672      $11,363,411
C.G. Matthews       54,666      $529,227    323,734        319,000        642,734    $2,314,614        $2,163,937       $4,478,551
R.J. Fani           82,366    $1,013,283     32,000        176,534        208,534      $231,113        $1,126,321       $1,357,434
W. P. Parker Jr.    71,666    $1,111,664    103,067        176,534        279,601      $604,637        $1,102,508       $1,617,145
G. Luterman         20,000      $311,280     61,799        176,667        238,467      $575,860        $1,242,513       $1,818,373

Security Ownership of Management

The following table sets forth information as of March 1, 2002, with respect to the number of shares of Common Stock beneficially owned and Common Stock equivalents credited to each director, each Named Executive Officer and all directors and executive officers as a group. Unless otherwise indicated, each person shown below has the sole power to vote and the sole power to dispose of the shares of Common Stock listed as beneficially owned. The percentage of shares held by any one person, or all directors and executives as a group, does not exceed 1% of all outstanding shares of KeySpan's Common Stock.


            Name of                      Total of Common                   Common Stock                    Common Stock
       Beneficial Owner                 Stock Beneficially              Beneficially Owned                Equivalents(1)
                                       Owned & Equivalents
-----------------------------------------------------------------------------------------------------------------------------------
L. H. Affinito(2)                                10,608                       4,300(3)                            6,308
R. B. Catell                               1,310,589(4)                   1,310,226(4)                              363
A. S. Christensen                                17,863                       6,974(3)                           10,889
H. R. Curd                                       32,096                      23,300(3)                            8,796
D. H. Elliott                                    26,274                       4,466(3)                           21,808
R. J. Fani                                   117,694(4)                     117,623(4)                               70
A. H. Fishman                                    19,396                       6,633(3)                           12,763
V. L. Fuller(2)                                  10,261                       3,633(3)                            6,628
J. A. Ives                                       64,730                  63,237(3) (5)                            1,493
J. R. Jones                                       9,806                       4,657(3)                            5,149
J. L. Larocca                                    14,600                       7,659(3)                            6,941
G. Luterman                                  121,661(4)                     121,651(4)                               10
C. G. Matthews(6)                            542,856(4)                     542,493(4)                              363
S. W. McKessy                                    15,092                       4,767(3)                           10,325
E. D. Miller                                     26,678                      11,938(3)                           14,739
W. P. Parker Jr.                             191,094(4)                     190,986(4)                              109
J. Q. Riordan(2)                                 45,107                      24,800(3)                           20,307
All directors and                             3,761,054                      3,628,207                          132,847
executives as a group,
including those named
above, a total of 33
persons.


(1) The term "Common Stock Equivalents" refers to units of value which track the performance of Common Stock. Such units do not possess voting rights and have been issued pursuant to the Directors' Deferred Compensation Plan or the Company's supplemental employee stock savings plan.

(2) Effective May 9, 2002, both Ms. Affinito and Mr. Riordan will retire, and Ms. Fuller will resign, as directors of the Company.

(3) Includes 3,300 shares issuable pursuant to options that vested on February 13, 2002.

(4) Includes shares issuable pursuant to options that are either currently exercisable or exercisable within 60 days of the date of this Proxy Statement as follows: Mr. Catell - 1,228,201 shares; Mr. Matthews - 522,734 shares; Mr. Fani - 104,307 shares; Mr. Parker - 175,374 shares; and Mr. Luterman - 115,466 shares.

(5) Includes 55,390 shares issuable pursuant to options that vested on November 8, 2000.

(6) Effective March 1, 2002, Mr. Matthews has retired as a director and officer of the Company.

Security Ownership of Certain Beneficial Owners

As of March 1, 2002, there were no beneficial owners of more than 5% of the Company's Common Stock.

(c) CONTRACTS AND TRANSACTIONS WITH SYSTEM COMPANIES

Agreements with Executives

Employment Agreements

In September 1998, KeySpan entered into an employment  agreement with Mr. Robert
B. Catell relating to his services as Chairman and Chief Executive Officer which was amended on February 24, 2000. The agreement covers the period beginning July 31, 1998 and ending July 31, 2003. In addition to base salary, annual and long-term incentive compensation and other employee benefits, Mr. Catell's employment agreement provides for severance benefits to be paid to him in the event his employment is terminated by KeySpan without cause or if Mr. Catell terminates his employment for good reason. The severance benefits to be provided during the severance period would include: (a) payment to Mr. Catell in a single lump sum of (i) all accrued obligations and (ii) the aggregate amount of salary and annual incentive compensation that he would have received had he remained employed through the end of the employment period; (b) continued accrual of Supplemental Executive Retirement Plan benefits (as provided in the agreement) during the severance period; and (c) continuation of all other employment benefits, as if he had remained employed by KeySpan during the severance period. If Mr. Catell voluntarily terminates his employment, other than for good reason, the Company shall pay the accrued obligations to Mr. Catell and he shall be entitled to supplemental retirement benefits. If Mr. Catell's employment is terminated following a "change of control" of KeySpan (as defined in the agreement), the severance period is defined to mean the period from the date of termination through the end of the employment period, or, if longer, the third anniversary of the date of termination.

KeySpan also entered into an employment agreement on September 1, 1999 with Mr. Craig G. Matthews relating to his services as President and Chief Operating Officer. The agreement covered the period beginning September 1, 1999 through August 31, 2003. The agreement was amended, effective March 2, 2001, to reflect Mr. Matthews' promotion to Vice Chairman and Chief Operating Officer with the terms of the amended agreement ending on March 2, 2003 or, at the option of Mr. Matthews, on August 31, 2003. In addition to base salary, annual and long- term incentive compensation and other employee benefits, Mr. Matthews' employment agreement provided for severance benefits to be paid to him in the event his employment was terminated by KeySpan without cause or if Mr. Matthews terminated his employment for good reason. Nevertheless, as a result of his retirement without cause, the Company will pay the accrued obligations to him without severance benefits and he is entitled to supplemental retirement benefits provided by the benefit plan.

KeySpan also is party to an employment agreement entered into on July 29, 1999 with Mr. Gerald Luterman relating to his services as Senior Vice President and Chief Financial Officer. The agreement covers the period beginning July 29, 1999 and ending July 31, 2002. In addition to base salary, annual and long-term incentive compensation and other employee benefits, Mr. Luterman's employment agreement provides for severance benefits to be paid to him in the event his employment is terminated by KeySpan without cause or if Mr. Luterman terminates his employment for good reason. The severance benefits to be provided during the severance period would include: (a) payment to Mr. Luterman in a single lump sum of (i) all accrued obligations and (ii) the aggregate amount of salary and annual target incentive compensation that he would have received had he remained employed through the end of the employment period; (b) continued accrual and vesting of benefits under the benefit plan during the severance period; and (c) continuation of all other employment benefits, as if he had remained employed by KeySpan during the severance period. If Mr. Luterman voluntarily terminates his employment, other than for good reason, the Company shall pay the accrued obligations to Mr. Luterman and he shall be entitled to supplemental retirement benefits provided by the Benefit Plan. If Mr. Luterman's employment is terminated following a "change of control" of KeySpan (as defined in the agreement), he is eligible to receive the severance benefits provided under his agreement as an offset, and not in addition to, any severance payments from the Senior Executive Change of Control Severance Plan (the "Change of Control Plan").

(d) INDEBTEDNESS TO SYSTEM COMPANIES

None.

(e) PARTICIPATION IN BONUS AND PROFIT SHARING ARRANGEMENTS AND OTHER BENEFITS

The Corporate Annual Incentive Compensation Plan

The Board of Directors adopted the Corporate Annual Incentive Compensation Plan (the "Corporate Plan") in September 1998. The awards to be earned under the Corporate Plan will be paid as cash based upon annual performance results. For 2001, the performance measurement period included the twelve-month period from January 1, 2001 to December 31, 2001. The awards for this period were paid in March 2002. The Corporate Plan provides annual incentive awards to officers and all management employees who, by the nature and scope of their positions, regularly and directly make a significant contribution to the success of KeySpan in the achievement of corporate goals that the Committee believes are important to the shareholders of KeySpan. The specific corporate goals for the Corporate Plan are established by management and reviewed and approved by the Committee and the Board of Directors. The Corporate Plan is intended to improve shareholder return and corporate performance and includes goals which encourage increased return on equity, improved cash flow, improved corporate earnings results, improved competitive position, improved customer satisfaction, improved employee satisfaction and control of operating expenses. During 2001, a corporate diversity incentive was introduced as a performance measure in the Corporate Plan. Incentive awards as a percentage of cumulative salary paid in connection with 2001 are based upon both Company and strategic business group performance. The incentive award ranges are established annually by the Committee for eligible executives and management employees in the Corporate Plan. Incentive award levels are intended to provide awards that are competitive within the industry at target award levels when performance results are achieved.

The 2001 Corporate Plan provided for award opportunities to executives which ranged from zero, if below target performance levels, up to 80% of cumulative paid salary at target performance levels, with a maximum award potential of 160% of cumulative paid salary at maximum performance levels. For 2001, the Chief Executive Officer had a target award level of 80% of cumulative paid salary with performance criteria based upon return on equity, consolidated earnings per share, cash flow and our diversity incentive. Based upon actual 2001 results, an award payout of 32% of cumulative paid salary was approved by the Committee and paid in March 2002. The amount reflected in the Summary Compensation table that was paid in March 2001 for performance during 2000 represented a payout of 115% of cumulative paid salary. Upon the recommendation of the Hay Group for the year 2002, the Chief Executive Officer's target award remains at 80% of cumulative paid salary. All executives in the Corporate Plan have a portion of their incentive award linked directly to overall corporate performance goals and to the results achieved in their respective strategic business group.

Pursuant to the Corporate Plan, commencing with the 2001 plan year, the Chief Executive Officer, the Named Executive Officers and certain other executives may elect to defer between 10% to 50% of their annual cash award and purchase deferred stock units ("DSUs"), which track the performance of the Company's Common Stock but do not possess voting rights. Executives will also receive a 20% match by the Company on the amount deferred in each year. The number of DSUs credited shall be determined by utilizing the lower of either (i) the average of and low price per share of Common Stock on the first trading date of the calendar quarter or (ii) the average of the high and low price per share of KeySpan Common Stock on the last trading day of the calendar quarter, in which the contributions are received. The DSU, must be deferred until retirement or resignation and are payable in Common Stock. The match on the deferral is also payable in Common Stock upon retirement or in the event of an executive's disability, death or upon change of control. The match is forfeited in the event of the executive's resignation prior to retirement. The Chief Executive Officer elected to defer 50% of his 2001 annual award, paid in March 2002, into a DSU account.

Each DSU shall be in the form of an unfunded bookkeeping entry and shall represent one full or fractional share of KeySpan Common Stock. The Company will maintain a book entry account reflecting the DSUs purchased by each executive. The account will be credited with dividend equivalents in the amount of any cash dividend paid from time to time converted to a stock unit or fraction of a unit in the executive's DSU account as of such dividend date.

The Long-Term Performance Incentive Compensation Plan

As a result of the Committee's review of the competitiveness of KeySpan's total compensation program, and the Hay Group's review of the long-term incentive plans used by a majority of energy companies, the Committee recommended, and the Board of Directors adopted, the KeySpan Long-Term Performance Incentive Compensation Plan (the "Incentive Plan") in March 1999. The Incentive Plan was subsequently approved by the shareholders at the May 1999 Annual Meeting of Shareholders. On May 10, 2001, shareholders approved an amendment to the Incentive Plan which increased the authorized shares to a total of 19,250,000. As of March 1, 2002, approximately 12,492,085 stock options and 116,893 restricted stock grants have been awarded under the Incentive Plan.

The Incentive Plan provides for the award of incentive stock options, non-qualified stock options, performance stock awards and restricted shares to key employees and non-employee directors and consultants of KeySpan and its subsidiaries as determined by the Committee. The purpose of the Incentive Plan is to optimize KeySpan's performance through incentives that directly link the participant's goals to those of KeySpan's shareholders and to attract and retain participants who make significant contributions to the success of KeySpan.

The stock option component of the Incentive Plan entitles the participants to purchase shares of Common Stock at an exercise price per share determined by the Committee that is no less than the closing price of the Common Stock on the New York Stock Exchange on the date of the grant.

On February 13, 2001, based upon the performance of the Chief Executive Officer, the Committee approved a grant to Mr. Catell of 267,000 non-qualified stock options to purchase Common Stock at an exercise price of $39.50 (vesting on a pro rata basis over a three to five-year period, depending upon Company performance, or fully upon retirement, whichever occurs first).

Since 2001, the option award process includes a performance goal feature in the stock option vesting schedule for officers which directly links total shareholder return ("TSR") for KeySpan Common Stock to the options granted. The TSR goal measures the total return to shareholders of KeySpan Common Stock including price appreciation and dividends. KeySpan's performance will be measured against the S&P Utility Group over a three-year performance period, with KeySpan's goal to be in the top third of those comprising the group. Options were granted with a five- year pro rata vesting schedule, rather than the traditional three-year pro rata vesting schedule. If, at the end of the three-year performance period, KeySpan's TSR is within the top third of companies that comprise the S&P Utility Group, then those options that are not yet vested will vest immediately. If the TSR goal is not achieved in year three, the remaining unvested options will continue to vest on the five-year schedule.

On March 1, 2002, the Committee approved a grant to Mr. Catell of 372,000 non-qualified stock options and 13,295 shares of restricted stock. The options shall vest pro rata over a three to five-year period, depending upon the Company's performance under the TSR goals. However, in the event of retirement, the options shall vest pro rata using the number of full months of employment from the grant date to retirement, divided by 36 months.

Beginning in 2002, in order to further align the interests of shareholders, in the award of restricted stock to officers, a share price performance target shall be included in the award agreement. A four year share price target has been established and linked to the lapse of restrictions. The minimum restriction period is two years. If the target share price is met at any time between years two and four, the restrictions shall lapse. However, if the target is not achieved by the fourth year, restrictions shall not lapse until the sixth year. In the event of retirement, the restrictions on the shares granted shall lapse on a pro rata basis using the full months of employment from the grant date to retirement, divided by 48 months.

During 2002, an aggregate of 2,132,800 non-qualified stock options and 74,195 shares of restricted common stock were granted to all officers as a group. The grants of non-qualified stock options and restricted Common Stock were made to executives generally determined on the basis of the executive's performance and position within KeySpan and the level of such executive's compensation to focus such executives on the long-term interests of shareholders.

The Committee believes that performance based stock options and restricted shares are directly linked to KeySpan's shareholder value. As the value of KeySpan's Common Stock is generally considered the strongest indicator of overall corporate performance, these awards provide a strong incentive to participants by linking compensation to the future value of KeySpan's Common Stock.

Compensation Under Retirement Plans

The Company's retirement plan provides retirement benefits based upon the individual participant's years of service and final average annual compensation (as defined below). The following table sets forth the estimated annual retirement benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years-of-service categories, assuming continued active service until normal retirement age and that the Company's retirement plan is in effect at such time.

                                                                        Years of Service
                 -------------------------------------------------------------------------------------------------------------------
Remuneration          20                     25                     30                   35                 40                 45
------------
                 --------------        ---------------       ----------------      ---------------    ---------------  -------------
$200,000. . . . .       $60,000                $75,000            $90,000             $105,000           $120,000          $135,000
$275,000. . . .         $82,500               $103,125           $123,750             $144,375           $165,000          $185,625
$350,000. . . . .      $105,000               $131,250           $157,500             $183,750           $210,000          $236,500
$425,000. . . . .      $127,500               $159,375           $191,250             $223,125           $255,000          $286,875
$500,000. . . . .      $150,000               $187,500           $225,000             $262,500           $300,000          $337,500
$575,000. . . . .      $172,500               $215,625           $258,750             $301,875           $345,000          $388,125
$650,000. . . . .      $195,000               $243,750           $292,500             $341,250           $390,000          $438,750
$725,000. . . . .      $217,500               $271,875           $326,250             $380,625           $435,000          $489,375
$800,000. . . . .      $240,000               $300,000           $360,000             $420,000           $480,000          $540,000
$875,000. . . . .      $262,500               $328,125           $393,750             $459,375           $525,000          $590,625
$950,000. . . . .      $285,000               $356,250           $427,500             $498,750           $570,000          $641,250
$1,025,000. . . .      $307,500               $384,375           $461,250             $538,125           $615,000          $691,875
$1,100,000. . . .      $330,000               $412,500           $495,000             $577,500           $660,000          $742,500
$1,175,000. . . .      $352,500               $440,625           $528,750             $616,875           $705,000          $793,125
$1,250,000. . . .      $375,000               $468,750           $562,500             $656,250           $750,000          $843,750
$1,325,000. . . .      $397,500               $496,875           $596,250             $695,625           $795,000          $894,375
$1,400,000. . . .      $420,000               $525,000           $630,000             $735,000           $840,000          $945,000
$1,475,000. . . .      $442,500               $553,125           $663,750             $774,375           $885,000          $995,625
$1,550,000. . . .      $465,000               $581,250           $697,500             $813,750           $930,000        $1,046,250
$1,625,000             $487,500               $609,375           $731,250             $853,125           $975,000        $1,096,875
----------------------

For purposes of the retirement plan, the final average annual compensation is the average annual compensation for the highest five consecutive years of earnings during the last ten years of credited service. The annual salary and bonus for the current year for the Named Executive Officers is indicated in the Annual Compensation columns of the Summary Compensation Table.

The number of years of credited service for the Chief Executive Officer and, with the exception of Mr. Matthews, each of the Named Executive Officers currently employed by the Company, based on continued service to age 65, normal retirement age, will be as follows: R. B. Catell - 45 years, R. J. Fani - 42 years, W. P. Parker - 43 years and G. Luterman - 10 years. As a result of Mr. Matthews' retirement, his actual years of credited service to the Company will be 36 years.

The Code limits the annual compensation taken into consideration for, and the maximum annual retirement benefits payable to, a participant under the Company's retirement plan. For 2001, these limits were $170,000 and $140,000, respectively. Annual retirement benefits attributable to amounts in excess of these limits are provided for under the Excess Benefit Plan (the "Benefit Plan") and not under the Company's retirement plan.

Senior Executive Change of Control Severance Plan

With the exception of Mr. Catell, 48 officers of the Company and certain subsidiaries are participants in the Change of Control Plan. The Change of Control Plan, as amended, provides for the payment of severance and other benefits upon certain qualifying terminations of such executives within two (2) years of a "change of control" of the Company (as defined in the Change of Control Plan). The protection period under the Change of Control Plan commences upon the date that KeySpan enters into a definitive agreement, the transaction contemplated by which will, when consummated, constitute a change of control under the Change of Control Plan and will continue for a period of two years after the effective date of the actual change of control. The benefits payable under the Change of Control Plan generally provide for (i) the payment of the sum of the executive's base salary, incentive compensation and compensation previously deferred by the executive, all through the date of termination; (ii) the payment of an amount equal to three times an executive's base salary and incentive compensation for any President, any Executive Vice Presidents and certain Senior Vice Presidents of KeySpan and certain subsidiaries and two times an executive's base salary and incentive compensation for other officers; (iii) the payment of amounts under retirement plans; and (iv) the continuation of certain other benefits for a period of two to three years depending on the executive's position with the Company. The Change of Control Plan expires October 30, 2003, unless extended for an additional period by the Board of Directors; provided that, following a change of control, the Change of Control Plan shall continue until after all the executives who become entitled to any payments thereunder shall have received such payments in full.

(f) RIGHTS TO INDEMNITY

Directors and Officers Liability Insurance and Indemnity

KeySpan currently has in place director and officer ("D&O") liability insurance for the purpose of reimbursing the Company when it has indemnified its directors and officers. D&O liability insurance also provides direct payment to KeySpan's directors and officers under certain circumstances when KeySpan has not previously provided indemnification. KeySpan also has liability insurance which provides fiduciary coverage for KeySpan, its directors, officers and employees for any alleged breach of fiduciary duty under the Employee Retirement Income Security Act. The D&O and fiduciary liability insurances were purchased from Associated Electric & Gas Insurance Services for a one-year period commencing May 28, 2001 at a total cost of $1,769,515. The Company will renew the D&O liability and fiduciary insurances for a one-year period commencing May 28, 2002.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

Expenditures, disbursements or payments during the year, in money, goods or services, directly or indirectly, to or for the account of:

(1) Any political party, candidate for public office or holder of such office, or any committee or agent thereof.

     In April 2001, KeySpan Generation LLC made a monetary contribution of $30,700 into the account of KeySpan State Political Action Committee

("KPAC"). KPAC is a registered and reporting political action committee established in accordance with the laws of the State of New York that independently makes political contributions in the State of New York. The $30,700 contribution to KPAC was made and reported in accordance with New York law.

(2)     Any citizens group or public relations counsel.


                                Calendar Year 2001
                                -------------------------



                                         Accounts Charged
Name of Company and Name                 if any,
or Number of Recipients                  Per Books of
or Beneficiaries            Purpose      Disbursing Company             Amounts
-------------------------   ---------    --------------------------     --------

None.



ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                                                    Calendar Year 2001**

                               Company              Company                                                       In Effect
Nature of                      Performing           Receiving                                Date of              On Dec. 31st
Transactions                   Service              Service             Compensation         Contract             (Yes or No)
----------------               --------------       ------------        -----------------    -----------          ----------------
Elec. Design &
   Construction                KES                  KSG                 $472,060.27          N/A                  N/A
Elec. Design &
   Construction; Field
   Operations                  KES                  KEGC                $12,027,005.08       N/A                  N/A
Elec. Design &
   Construction; Field
   Operations                  KES                  BUG                 $242,917.92          N/A                  N/A
Misc. Services                 KES                  KEC                 $169,385.69          N/A                  N/A


** Certain contracts for miscellaneous services aggregating less than $100,000 in consideration therefore have been omitted.

Part. II. Contracts to purchase services or goods between any System company and
(i) any affiliate company (other than a System company); or (ii) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities.

None.

Part III. Employment of any other person, by any System company, for the performance on a continuing basis, of management, supervisory or financial advisory services.

None.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. The following table shows the required information for investment in exempt wholesale generation and foreign utility companies as of December 31, 2001:

(a) Company name, business address, facilities and interest held;
(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates; (c) Debt to equity ratio and earnings; (d) Contracts for service, sales or construction with affiliates.

Foreign Utility Companies (FUCO):

(a) Phoenix Natural Gas Limited, 19 Clarendon Road, Belfast, Ireland BT1 3BG; KCI owns 24.5%.

(b)  Capital invested - $41,429,000
     Recourse debt - None.
     Guarantees - None
     Asset transfers - None.

(c)  Debt to equity ratio - N/A; Earnings - Net loss of $849,000
(d)  None.


(a) FINSA Energeticos, S. de R.L. de C.V., Paseo de la Reforma 300, Piso 14, col. Juarez, Mexico D.F. 06600; Owns a small gas distribution facility in Mexico and is also involved in the development of generation and gas pipeline projects in Mexico; GKS owns 50%.

(b)  Capital invested - $1,375,000
     Recourse debt - None.
     Guarantees - None
     Asset transfers - None.

(c)  Debt to equity ratio - N/A; Earnings - $0

(d)  None.


Exempt Wholesale Generator (EWG):

(a) KeySpan-Ravenswood, Inc., One MetroTech Center, Brooklyn, NY 11201; Owns and operates the 2,168-megawatt Ravenswood electric-generating facility which represents 27% of New York City's "in-city" electric-generation capacity; KSC owns 100%.

(b)     Capital invested - $545,549,000
        Recourse debt - None.
        Guarantees - None.
        Asset transfers - None.

(c)     Debt to equity ratio - 67%; Earnings - $72.184 million

(d)     None.


Part II.  See Exhibit's H and I

Part III. KeySpan Corporation's aggregate investment in FUCO's is $42,804,000 and its aggregate investment in EWG's is $644,082,000. KeySpan Corporation's aggregate investment in FUCO's and EWG's is 23.76% of its aggregate capital investment in its domestic public-utility subsidiary companies.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS


(Filed confidentially pursuant to Rule 104)

Consolidating cash flow statements for entities for which income statements and balance sheets have been presented will be filed by amendment on or before May 20, 2002, pursuant to an extension granted by the Staff.

                       OPINION OF INDEPENDENT ACCOUNTANTS


                   (Filed confidentially pursuant to Rule 104)

                                    EXHIBIT A



        The KeySpan Corporation Annual Report on Form 10-K for the Period from January 1, 2001 to December 31, 2001, and the exhibits thereto, filed on behalf of itself and each of its subsidiaries is incorporated by reference herein as if the same were filed in its entirety herewith.

                                    EXHIBIT B

        Each of the following documents, unless otherwise provided herein, has been filed as Exhibit 3.1 to KeySpan Corporation's Annual Report on Form 10-K for the Period from January 1, 2001 to December 31, 2001, and is incorporated by reference herein as if the same were filed in its entirety herewith:

                    Certificate of Incorporation of the Company effective April 16, 1998, Amendment to Certificate of Incorporation of the Company effective May 26,1998, Amendment to Certificate of Incorporation of the Company effective June 1, 1998, Amendment to the Certificate of Incorporation of the Company effective April 7, 1999 and Amendment to the Certificate of Incorporation of the Company effective May 20, 1999 (filed as Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1999).

        Each of the following documents, unless otherwise provided herein, has been filed as Exhibit 3.2 to KeySpan Corporation's Annual Report on Form 10-K for the Period from January 1, 2001 to December 31, 2001, and is incorporated by reference herein as if the same were filed in its entirety herewith:



                     ByLaws of the Company as amended April 25, 2002 (filed as
                     Exhibit 3.1 to the Company's Form 10-Q for the period ended March 31, 2002).

                                    EXHIBIT C


           Each of the following documents, unless otherwise provided herein, has been filed under the exhibit number indicated below as an exhibit to KeySpan Corporation's Annual Report on Form 10-K and is incorporated by reference herein as if the same were filed in its entirety herewith:

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.1-a Indenture, dated as of November 1, 2000, between KeySpan Corporation and the Chase Manhattan Bank, as Trustee, with the respect to the issuance of Debt Securities (filed as Exhibit 4-a to Amendment No. 1 to Form S-3 Registration Statement No. 333-43768 and filed as Exhibit 4-a to the Company's Form 8-K on November 20, 2000)

4.1-b Form of Note issued in connection with the issuance of the 7.25% notes issued on November 20, 2000 (filed as Exhibit 4-b to the Company's Form 8-K on November 20, 2000)

4.1-c Form of Note issued in connection with the issuance of the 7.625% notes issued on November 20, 2000 (filed as Exhibit 4-c to the Company's Form 8-K on November 20, 2000)

4.1-d Form of Note issued in connection with the issuance of the 8.0% notes issued on November 20, 2000 (filed as Exhibit 4-d to the Company's Form 8-K on November 20, 2000)

4.1-e Form of Note issued in connection with the issuance of the 6.15% notes issued on May 24, 2001 (filed as Exhibit 4 to the Company's Form 8-K on May 24, 2001)

4.2-a Indenture, dated December 1, 1999, between KeySpan and KeySpan Gas East Corporation, the Registrants, and the Chase Manhattan Bank, as Trustee, with respect to the issuance of Medium-Term Notes, Series A, (filed as Exhibit 4-a to Amendment No. 1 to the Company's and KeySpan and KeySpan Gas East Corporation's Form S-3 Registration Statement No. 333-92003)

4.2-b Form of Medium-Term Note issued in connection with the issuance of the 7 7/8% notes on February 1, 2000 (filed as Exhibit 4 to the Company's Form 8-K on February 1, 2000)

4.2-c Form of Medium-Term Note issued in connection with the issuance of the 6.9% notes on January 19, 2001 (filed as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.3-a Participation Agreements dated as of February 1, 1989, between NYSERDA and The Brooklyn Union Gas Company relating to the Adjustable Rate Gas Facilities Revenue Bonds ("GFRBs") Series 1989A and Series 1989B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1989)

4.3-b Indenture of Trust, dated February 1, 1989, between NYSERDA and Manufacturers Hanover Trust Company, as Trustee, relating to the Adjustable Rate GFRBs Series 1989A and 1989B (filed as Exhibit 4 to the Brooklyn Union Gas Company's Form 10- K for the year ended September 30, 1989)

4.3-c First Supplemental Participation Agreement dated as of May 1, 1992 to Participation Agreement dated February 1, 1989 between NYSERDA and The Brooklyn Union Gas Company relating to Adjustable Rate GFRBs, Series 1989A & B (filed as
                     Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

4.3-d First Supplemental Trust Indenture dated as of May 1, 1992 to Trust Indenture dated February 1, 1989 between NYSERDA and Manufacturers Hanover Trust Company, as Trustee, relating to Adjustable Rate GFRBs, Series 1989A & B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

4.4-a Participation Agreement, dated as of July 1, 1991, between NYSERDA and The Brooklyn Union Gas Company relating to the GFRBs Series 1991A and 1991B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1991)

4.4-b Indenture of Trust, dated as of July 1, 1991, between NYSERDA and Manufacturers Hanover Trust Company, as Trustee, relating to the GFRBs Series 1991A and 1991B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1991)

4.5-a Participation Agreement, dated as of July 1, 1992, between NYSERDA and The Brooklyn Union Gas Company relating to the GFRBs Series 1993A and 1993B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.5-b Indenture of Trust, dated as of July 1, 1992, between NYSERDA and Chemical Bank, as Trustee, relating to the GFRBs Series 1993A and 1993B (filed as Exhibit 4 to The Brooklyn Union Gas Company Form 10-K for the year ended September 30, 1992)

4.6-a First Supplemental Participation Agreement dated as of July 1, 1993 to Participation Agreement dated as of June 1, 1990, between NYSERDA and The Brooklyn Union Gas Company relating to GFRBs Series C (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1993)

4.6-b First Supplemental Trust Indenture dated as of July 1, 1993 to Trust Indenture dated as of June 1, 1990 between NYSERDA and Chemical Bank, as Trustee, relating to GFRBs Series C (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10- K for the year ended September 30, 1993)

4.7-a Participation Agreement, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and Series D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

4.7-b Indenture of Trust, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

4.7-a Participation Agreement, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and Series D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

4.7-b Indenture of Trust, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.7-a Participation Agreement, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and Series D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

4.7-b Indenture of Trust, dated July 15, 1993, between NYSERDA and Chemical Bank as Trustee, relating to the GFRBs Series D-1 1993 and D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)


4.8-a Participation Agreement, dated January 1, 1996, between NYSERDA and The Brooklyn Union Gas Company relating to GFRBs Series 1996 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30,
                     1996)

4.8-b Indenture of Trust, dated January 1, 1996, between NYSERDA and Chemical Bank, as Trustee, relating to GFRBs Series 1996 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1996)

4.9-a Participation Agreement, dated as of January 1, 1997, between NYSERDA and The Brooklyn Union Gas Company relating to GFRBs 1997 Series A (filed as Exhibit 4 to the Company's Form 10-K for the year ended September 30, 1997)

4.9-b Indenture of Trust, dated January 1, 1997, between NYSERDA and Chase Manhattan Bank, as Trustee, relating to GFRBs 1997 Series A (filed as Exhibit 4 to the Company's Form 10-K for the year ended September 30, 1997)

4.9-c Supplemental Trust Indenture, dated as of January 1, 2000, by and between New York State NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the GFRBs 1997 Series A (filed as Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 1999)

4.10-a Participation Agreement dated as of December 1, 1997 by and between NYSERDA and Long Island Lighting Company relating to the 1997 EFRBs, Series A (filed as Exhibit 10(a) to the Company's Form 10-Q for the quarterly period ended September 30, 1998)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.10-b Indenture of Trust dated as of December 1, 1997 by and between NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the 1997 Electric Facilities Revenue Bonds (EFRBs), Series A (filed as Exhibit 10(a) to the Company's Form 10-Q for the quarterly period ended September 30,
                     1998)

4.11-a Participation Agreement, dated as of October 1, 1999, by and between NYSERDA and KeySpan Generation LLC relating to the 1999 Pollution Control Refunding Revenue Bonds, Series A (filed as Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 1999)

4.11-b Trust Indenture, dated as of October 1, 1999, by and between NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the 1999 Pollution Control Refunding Revenue Bonds, Series A (filed as Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 1999)

4.12 Indenture dated as of December 1, 1989 between Boston Gas Company and The Bank of New York, Trustee (Filed as Exhibit
                    4.2 to Boston Gas Company's Form S-3 (File No. 33-31869).

4.13 Agreement of Registration, Appointment and Acceptance dated as of November 18, 1992 among Boston Gas Company, The Bank of New York as Resigning Trustee, and The First National Bank of Boston as Successor Trustee. (Filed as an exhibit to Boston Gas Company's S-3 Registration S (File No. 33-31869))

4.14 Second Amended and Restated First Mortgage Indenture for Colonial Gas Company dated as of June 1, 1992 (filed as
                    Exhibit 4(b) to Colonial Gas Company's Form 10-Q for the quarter ended June 30, 1992)

4.15 First Supplemental Indenture for Colonial Gas Company dated as of June 15, 1992 (filed as Exhibit 4(c) to Colonial Gas Company's Form 10-Q for the quarter ended June 30, 1992)

4.16 Second Supplemental Indenture for Colonial Gas Company dated as of September 27, 1995 (filed as Exhibit 4(c) to Colonial Gas Company's Form 10-K for the fiscal year ended December 31, 1995)

4.17 Amendment to Second Supplemental Indenture for Colonial Gas Company dated as of October 12, 1995 (filed as Exhibit 4(d) to Colonial Gas Company's Form 10-K for the fiscal year ended December 31, 1995)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.18 Third Supplemental Indenture for Colonial Gas Company dated as of December 15, 1995 (filed as Exhibit 4(f) to Colonial Gas Company's Form S-3 Registration Statement dated January 5, 1998)

4.19 Fourth Supplemental Indenture for Colonial Gas Company dated as of March 1, 1998 (filed as Exhibit 4(l) to Colonial Gas Company's Form 10-Q for the quarter ended March 31, 1998)

4.20 Trust Agreement dated as of June 22, 1990 between Colonial Gas Company (as Trustor) and Shawmut Bank, N.A. (as Trustee) (filed as Exhibit 10(d) to Colonial Gas Company's Form 10-Q for the period ended June 30, 1990)

4.21 Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987, as amended and supplemented by a First Supplemental Indenture, dated as of October 1, 1988, and by a Second Supplemental Indenture, dated as of August 31, 1989 (filed as Exhibit 4.1 to EnergyNorth, Inc.'s Form 10-K for the fiscal year ended September 30, 1989 (File No. 0-11035)

4.22 Third Supplemental Indenture, dated as of September 1, 1990, to Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987 (filed as Exhibit 4.2 to EnergyNorth, Inc.'s Form 10-K for the fiscal year ended September 30, 1990 (File No. 0-11035)

4.23 Fourth Supplemental Indenture, dated as of January 10, 1992, to Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987 (filed as Exhibit 4.3 of EnergyNorth, Inc.'s Form 10-K for the fiscal year ended September 30, 1992 (File No. 0-11035)

4.24 Fifth Supplemental Indenture, dated as of February 1, 1995, to Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987 (filed as Exhibit 4.4 to EnergyNorth, Inc.'s Form 10-K for the fiscal year ended September 30, 1996 (File No. 1-11441)

4.25 Sixth Supplemental Indenture, dated as of September 15, 1997, to Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987 (filed as Exhibit 4.5 to EnergyNorth Natural Gas, Inc.'s Amendment No. 1 to Registration Statement on Form S-1, No. 333-32949, dated September 10, 1997)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

4.26 Indenture, dated as of March 2, 1998, between The Houston Exploration Company and The Bank of New York, as Trustee, with respect to the 8 5/8% SENIOR Subordinated Notes Due 2008 (including form of 8 5/8% SENIOR Subordinated Note Due
                     2008) (filed as Exhibit 4.1 to The Houston Exploration Company's Registration Statement on Form S-4 (No. 333-50235)

4.27 Indenture between Midland Enterprises and State Street Bank and Trust Company dated as of April 2, 1990 (filed as
                    Exhibit 2.2 to Midland Enterprises Registration Statement No 333-21120)

4.28 Indenture between Midland Enterprises and The Chase Manhattan Bank dated as of September 29, 1998 (filed as
                    Exhibit 4.2 to Midland Enterprises Registration Statement (File No. 333-61137))

4.29 Indenture dated as of June 1, 1986 between the Company and Centerre Trust Company of St. Louis, Trustee. (Filed as an Exhibit to Essex Gas Company's Registration Statement on Form S-2, filed June 19, 1986, File No. 33-6597).

4.30 Twelfth Supplemental Indenture dated as of December 1, 1990, providing for a 10.10 percent Series due 2020. (Filed as Exhibit 4-14 to Essex Gas Company's Form 10-Q for the quarter ended February 28, 1991).

4.31 Fifteenth Supplemental Indenture dated as of December 1, 1996 providing for a 7.28 percent Series due 2017. (Filed as Exhibit 4.5 to the Essex Gas Company's Form 10- Q for the quarter ended February 28, 1997).

4.32                Bond  Purchase  Agreement  dated  December 1, 1990,  between
                    Allstate Life Insurance Company of New York, and Essex County Gas Company. (Filed as an Exhibit to Company's Form 10-Q for the quarter ended February 28, 1991).

10.1 Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 by and among The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan Energy Corporation (filed as Exhibit 2.5 to Schedule 13D by Long Island Lighting Company on October 24, 1997)

10.2 Agreement and Plan of Merger dated as of June 26, 1997 by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp. (filed as Annex D to Registration Statement on Form S-4, No. 333- 30353 on June 30, 1997)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

10.3 Credit Agreement among KeySpan Corporation, the several Lenders, Fleet National Bank and Royal Bank of Scotland PLC, as Co-Documentation Agents, ABN AMRO Bank, N.V. and Citibank, N.A., as Co-Syndication Agents and the Chase Manhattan Bank, as Administrative Agent for $1,400.000.000, dated as of September 19, 2001

10.4-a Letter of Credit and Reimbursement Agreement, dated as of December 1, 2000, by and between KeySpan Generation LLC and National Westminister Bank PLC relating to the Electric Facilities Revenue Bonds ("EFRBs") Series 1997A (filed as
                     Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 2000).

10.4-b Extension Agreement, dated as of November 1, 2001 by and between KeySpan Generation LLC and National Westmnister Bank PLC, relating to the Letter of Credit and Reimbursement Agreement, dated as of December 1, 2000

10.5-a Amended and Restated Credit Agreement among The Houston Exploration Company and Chase Bank of Texas, National Association, as agent, dated March 30,1999, (filed as Exhibit 10.2 to The Houston Exploration Company's Quarterly Report on Form 10- Q for the quarter ended March 31, 1999 (File No. 001-11899) and incorporated by reference ).

10.5-b First Amendment and Supplement to Amended and Restated Credit Agreement dated May 4, 1999 by and among The Houston Exploration Company and Chase Bank of Texas, National Association, as agent, (filed as Exhibit 10.1 to The Houston Exploration Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 001-11899) and incorporated by reference ).

10.5-c Second Amendment to Amended and Restated Credit Agreement between The Houston Exploration Company and Chase Bank of Texas, National Association, as agent, dated October 6, 1999, (filed as Exhibit 10.32 to The Houston Exploration Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 001-11899)).

10.5-d Third Amendment and Supplement to Amended and Restated Credit Agreement between The Houston Exploration Company and Chase Bank of Texas, National Association, as agent, dated December 9, 1999 (filed as Exhibit 10.20 to the Company's Form 10-K for the year ended December 31, 1999)

Exhibit
Number
from
Form 10-K            Exhibit
---------            -------

10.6 Subordinated Loan Agreement dated November 30, 1998 between The Houston Exploration Company and MarketSpan Corporation (KeySpan Corporation) (filed as Exhibit 10.30 to The Houston Exploration Company's Annual Report on Form 10-K for the year ended December 31, 1998).

10.7 Subordination Agreement dated November 25, 1998 entered into and among MarketSpan Corporation (KeySpan Corporation), The Houston Exploration Company and Chase Bank of Texas, National Association (filed as Exhibit 10.31 to The Houston Exploration Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-11899)).

10.8 First Amendment to Subordinated Loan Agreement and Promissory Note between KeySpan Corporation and The Houston Exploration Company dated effective as of October 27, 1999 (filed as Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 1999).

10.9 Amended and Restated Credit Agreement among The Houston Exploration Company and Chase Bank of Texas, National Association, as agent, dated March 30,1999, (filed as Exhibit 10.2 to The Houston Exploration Company's Quarterly Report on Form 10- Q for the quarter ended March 31, 1999 (File No. 001-11899) and incorporated by reference).

10.10                Credit  Agreement  among  KeySpan  Energy  Development Co., several Lenders and the Royal Bank of Montreal, as Agent, for $125,000,000 (Canadian) Credit Facility, dated as of October 13, 2000.

10.11 Consent, Waiver and Amending Agreement among KeySpan Energy Development Co., several Lenders and the Royal Bank of Montreal, as Agent, for the $125,000,000 (Canadian) Credit Facility, dated as of December 22, 2000.

10.12 Second Amending Agreement among KeySpan Energy Development Co., several Lenders and the Royal Bank of Montreal, as Agent, for the $125,000,000 (Canadian) Credit Facility, dated as of October 12, 2001.

                                    EXHIBIT D


     KeySpan Corporation, on behalf of itself and each of its subsidiaries, has filed a Form of Tax Allocation Agreement as Exhibit F-1 to its Application on Form U-1, as filed November 8, 2000, File No. 70- 09699. Pursuant to the Securities and Exchange Commission's Order in connection with this proceeding, jurisdiction has been reserved, pending completion of the record, over implementation of the Tax Allocation Agreement.

                                    EXHIBIT E


Chart of Accounts for KeySpan  Corporation  System  Companies  (Pursuant to Rule
26):

     The  Federal  Energy  Regulatory  Commission  ("FERC")  Uniform  System  of
Accounts is used by most of the KeySpan Corporation system companies with modifications as necessary to account for non-utility business operations. Certain KeySpan system companies do not follow the FERC Uniform System of Accounts; those companies use the typical commercial chart of accounts applicable for that type of business operation.

                                    EXHIBIT F


None.

                                    EXHIBIT G


None.

                                    EXHIBIT H


           Organizational chart showing the relationship of each EWG and FUCO to other system companies:

           Each direct and indirect subsidiary of KSC listed below is owned by the company immediately above it that is not indented to the same degree. The percentage ownership is 100% except where otherwise indicated.

KeySpan Corporation

   KeySpan-Ravenswood, Inc. (EWG)

   KeySpan Energy Corporation

     KeySpan Energy Development Corporation

        KeySpan International Corporation

        KeySpan C.I., LTD

               Phoenix Natural Gas Limited (24.5% Interest owned by KCI) (FUCO)

        KeySpan C.I. II, LTD

               Grupo KeySpan, S. de R.L. de C.V. (99.9% owned by KCIII)

                       FINSA Energeticos, S. de R.L. de C.V. (50% interest owned by GKS) (FUCO)

                                    EXHIBIT I


     The requested information is contained in the consolidated financials of KeySpan Corporation which are filed confidentially herewith pursuant to Rule
104. Audited Financials are unavailable.

                                    SIGNATURE

           KeySpan Corporation and each of its subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                   KEYSPAN CORPORATION ON BEHALF OF
                                   ITSELF AND EACH OF ITS SUBSIDIARIES



                                   By:       /s/Ronald S. Jendras
                                      ---------------------------------
                                              Ronald S. Jendras
                                              Vice President, Controller and
                                              Chief Accounting Officer